EXHIBIT 99.1

Annual General Meeting of AB Volvo

GOTEBORG, Sweden, March 7, 2005 (PRIMEZONE) -- AB Volvo's Annual General Meeting will take place on Tuesday, April 12, 2005 at 4.00 PM at Eriksbergshallen in Goteborg with address Maskingatan 11, Eriksberg.

AB Volvo will not arrange any press conference in connection with the Meeting, but the Board of Directors of AB Volvo will be available to answer questions from the media after the Meeting.

There will be a pressroom nearby the Meeting hall.

Notice of intention to participate in the Meeting may by given either by telephone + 46 31 66 00 00, or by e-mail agm@volvo.com, or at Volvo's website www.volvo.com, or in writing to AB Volvo, Juridik, 405 08 Goteborg no later than Wednesday, April 6, 2005 at 12.00 noon CET.

Mass media that wish to participate at the Meeting, please contact Media Relations, AB Volvo, at +46 31 66 11 27 or +46 31 66 13 73.

Welcome!

AB VOLVO

March 7, 2005

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=77546&fn=wkr0001.pdf

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=77546&fn=wkr0003.pdf